Exhibit 3.1.2

CERTIFICATE OF SECOND AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION OF
NEONODE INC.

Neonode Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The original name of the Corporation was SBE (DELAWARE), INC. The present name of the Corporation is Neonode Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was September 4, 1997.

SECOND: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Section 242 of the DGCL, duly adopted and approved resolutions to amend the Restated Certificate of Incorporation of the Corporation.

THIRD: The Restated Certificate of Incorporation is hereby amended by adding a new subparagraph (iv) to paragraph 4 under “Series B Preferred Stock” within Article IV Section B as follows:

Subject to the availability of a sufficient number of authorized but unissued shares of Common Stock to effect the conversion of shares of Series B Preferred Stock, on or after July 1, 2019, the Corporation shall have the option to cause all of the outstanding Series B Preferred Stock to be converted into share(s) of Common Stock at the Conversion Rate.

FOURTH: This Certificate of Second Amendment to the Restated Certificate of Incorporation shall be effective at 12:01 a.m., Eastern Time, on June 11, 2019.